FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, October 25, Series 2005-ASAP1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-123741
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)


05069839



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ACE SECURITIES CORP.

By: 
Name: Doris J. Hearn
Title: Vice President

By: 
Name: Evelyn Echevarria
Title: Vice President

Dated: October 25, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$518,610,000 *(Approximate)*

Home Equity Loan Trust

Series 2005-ASAP1

Ace Securities Corp
(Depositor)

Deutsche Bank 

October 20, 2005

[TPW: NYLEGAL:388588.1] 17988-00000 10/16/2005 06:53 PM

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). The information contained herein is preliminary as of the date hereof and will be supplemented by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and Deutsche Bank Securities Inc. ("DBSI") is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED October 20, 2005

Ace Securities Corp.

Home Equity Loan Trust, Series 2005-ASAP1

$518,610,000 *(Approximate)*

Subject to 10% variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window (months)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings S / M
Offered Certificates:								
A-1	199,395,000	Float	2.05	1 - 78	0	ACT/360	September 2035	AAA / Aaa
A-2A	98,403,000	Float	0.87	1 - 20	0	ACT/360	September 2035	AAA / Aaa
A-2B	66,658,000	Float	2.00	20 - 32	0	ACT/360	September 2035	AAA / Aaa
A-2C	12,534,000	Float	3.00	32 - 56	0	ACT/360	September 2035	AAA / Aaa
A-2D	28,174,000	Float	5.99	56 - 78	0	ACT/360	September 2035	AAA / Aaa
M-1	64,303,000	Float	4.74	41 - 78	0	ACT/360	September 2035	AA+ / A2
M-2	16,207,000	Float	4.49	39 - 78	0	ACT/360	September 2035	AA
M-3	4,444,000	Float	4.45	39 - 78	0	ACT/360	September 2035	AA-
M-4	9,149,000	Float	4.44	38 - 78	0	ACT/360	September 2035	A+
M-5	5,489,000	Float	4.42	38 - 78	0	ACT/360	September 2035	A
M-6	3,398,000	Float	4.42	38 - 78	0	ACT/360	September 2035	A-
M-7	4,967,000	Float	4.33	37 - 78	0	ACT/360	September 2035	BBB+
M-8	2,875,000	Float	4.05	37 - 68	0	ACT/360	September 2035	BBB
M-9	2,614,000	Float	3.57	37 - 56	0	ACT/360	September 2035	BBB-
Total	518,610,000							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	100% PPC (5% CPR in month 1, an additional 2% CPR for each month thereafter, building to 27% CPR in month 12 and remaining constant at 27% CPR until month 23, increasing to and remaining constant at 60% CPR from month 24 until month 27 and decreasing and remaining constant at 30% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC)

Transaction Overview

Certificates: The Class A-1 Certificates and the Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates (collectively, the "Class A-2 Certificates"; and together with the Class A-1 Certificates, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (collectively, the "Mezzanine Certificates. The Class A-1 Certificates are backed by conforming principal balance fixed-rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates are backed by fixed-rate and adjustable-rate first and second lien mortgage loans with conforming and non-conforming principal balances ("Group II Mortgage Loans"). The Mezzanine Certificates are backed by the Group I Mortgage Loans and Group II

Transaction Overview

Certificates (Continued):	Mortgage Loans (collectively, the "Mortgage Loans"). The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate.
Collateral:	As of the Cut-off Date, the Mortgage Loans will consist of approximately 3,201 adjustable-rate and fixed-rate, first and second lien, closed-end, mortgage loans. The aggregate outstanding principal balance of the Mortgage Loans is approximately $522,792,584 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 2,050 conforming principal balance fixed-rate and adjustable-rate Mortgage Loans totaling approximately $257,283,717 and the Group II Mortgage Loans will represent approximately 1,151 conforming and non-conforming principal balance fixed and adjustable-rate Mortgage Loans totaling approximately $265,508,867.
Class A Certificates:	Class A-1, Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates
Depositor:	Ace Securities Corp. ("Ace")
Master Servicer and Securities Administrator:	Wells Fargo Bank, National Association
Servicer:	Ocwen Loan Servicing, LLC
Trustee:	HSBC Bank USA, National Association
Custodian:	Wells Fargo Bank, National Association
Credit Risk Manager:	The Murrayhill Company
Underwriter:	Deutsche Bank Securities Inc.
Swap Provider:	TBD
Cut-off Date:	October 1, 2005
Expected Pricing:	Week of October 24, 2005
Expected Closing Date:	On or about October 31, 2005
Record Date:	The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.
Distribution Date:	25th day of each month (or the next business day if such day is not a business day) commencing in November 2005.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date shall be (i) with respect to principal prepayments in full, the period from the 16th of the month immediately preceding the Distribution Date to the 15th of the month of the Distribution Date and (ii) with respect to principal prepayments in part, the calendar month immediately preceding the month in which the Distribution Date occurs.
Interest Accrual Period:	Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicer and shortfalls resulting from the application of the Servicemembers' Civil Relief Act or similar state or local laws.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Master Servicer, Servicer and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees initially aggregate to a weighted average cost of approximately 0.5275% for the Mortgage Loans.
Compensating Interest:	The Servicer will be required to cover Prepayment Interest Shortfalls on prepayments in full on the Mortgage Loans up to the Servicing Fee. If the Servicer fails to make any required Compensating Interest payment, the Master Servicer will be required to do so up to the Master Servicing Fee.
Prepayment Interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Optional Termination:	On any Distribution Date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than or equal to 10% of the aggregate outstanding principal balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer may repurchase all of the Mortgage Loans and REO properties remaining in the trust, causing an early retirement of the certificates, but is not required to do so.

[TPW: NYLEGAL:388588.1] 17988-00000 10/16/2005 06:53 PM

Transaction Overview (Cont.)

Monthly Servicer Advances:	The Servicer will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments. The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. If the Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. The Servicer and the Master Servicer are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Credit Enhancement:	1) Excess Interest; 2) Net Swap Payments received from the Swap Provider (if any) 3) Overcollateralization ("OC"); and 4) Subordination
Allocation of Losses:	Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class M-9 Certificates, fourth, to the Class M-8 Certificates, fifth, to the Class M-7 Certificates, sixth, to the Class M-6 Certificates, seventh, to the Class M-5 Certificates, eighth, to the Class M-4 Certificates, ninth, to the Class M-3 Certificates, tenth, to the Class M-2 Certificates, and eleventh, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses have been allocated to the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest and such amounts will not be reinstated thereafter. However, the amount of any Realized Losses allocated to the Mezzanine Certificates may be distributed to such certificates on a subordinated basis on any Distribution Date from Net Monthly Excess Cashflow, if any is available for such distribution and any Net Swap Payments paid by the Swap Provider.
Required Overcollateralization Amount:	Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be approximately 0.80% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to approximately 1.60% of the aggregate principal balance of the Mortgage Loans as of the end of such Due Period, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollateralization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount. In addition, Net Swap Payments paid by the Swap Provider may be used to restore or maintain the Required Overcollateralization Amount.
Overcollateralization Increase Amount:	An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Transaction Overview (Cont.)

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in November 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than approximately 45.00%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(S / M)	Initial CE %	CE % On/After Step Down Date
A	AAA/Aaa	22.50%	45.00%
M-1	AA+/A2	10.20%	20.40%
M-2	AA	7.10%	14.20%
M-3	AA-	6.25%	12.50%
M-4	A+	4.50%	9.00%
M-5	A	3.45%	6.90%
M-6	A-	2.80%	5.60%
M-7	BBB+	1.85%	3.70%
M-8	BBB	1.30%	2.60%
M-9	BBB-	0.80%	1.60%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount, net of any Net Swap Payment and the Swap Termination Payment, if any, required to be made by the Securities Administrator, on behalf of the supplemental interest trust (described below), to the Swap Provider under the Swap Agreement, over the sum of (w) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (x) with respect to the Mezzanine Certificates, the Interest Distribution Amount for such Distribution Date and (y) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Class A-1 Certificates or Class A-2 Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to a fraction, expressed as a percentage, the numerator of which is the amount of interest which accrued on the Mortgage Loans in the related loan group in the prior calendar month minus the fees payable to the Servicer, the Master Servicer and the Credit Risk Manager with respect to the related Mortgage Loans for such Distribution Date and the Group I Allocation Percentage or Group II Allocation Percentage, as applicable, of any Net Swap Payment or Swap Termination Payment made to the Swap Provider for such Distribution Date and the denominator of which is the aggregate principal balance of the Mortgage Loans in the related loan group as of the last day of the immediately preceding Due Period (or as of the Cut-off Date with respect to the first Distribution Date), after giving effect to principal prepayments received during the related Prepayment Period.

Transaction Overview (Cont.)

Net WAC Pass-Through Rate (Continued):	Mezzanine Certificates: The per annum rate equal to (x) the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group, the current principal balance of the related Class A Certificates) of (i) the Net WAC Pass-Through Rate for the Class A-1 Certificates and (ii) the Net WAC Pass-Through Rate for the Class A-2 Certificates. Group I Allocation Percentage: The aggregate principal balance of the Group I Mortgage Loans divided by the sum of the aggregate principal balance of the Group I Mortgage Loans and the Group II Mortgage Loans. Group II Allocation Percentage: The aggregate principal balance of the Group II Mortgage Loans divided by the sum of the aggregate principal balance of the Group I Mortgage Loans and the Group II Mortgage Loans.
Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any class of the Series 2005-ASAP1 Certificates is limited by the related Net WAC Pass-Through Rate, such class will be entitled to the "Net WAC Rate Carryover Amount" which will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available. The Net WAC Rate Carryover Amount will be distributed from certain amounts received by the Securities Administrator, on behalf of the supplemental interest trust (described below), under the Swap Agreement, if any, and from the Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or on any subsequent Distribution Date to the extent of available funds. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount from Net Monthly Excess Cashflow.
Swap Agreement:	On the Closing Date, the Trustee will enter into a Swap Agreement with the Swap Provider described in the prospectus supplement. The Swap Agreement will have an initial notional amount of $[522,792,584.23]. Under the Swap Agreement, the Trust (through a supplemental interest trust) will be obligated to pay an amount equal to [4.55]% per annum on the notional amount as set forth in the Swap Agreement to the Swap Provider and the Swap Provider will be obligated to pay to the supplemental interest trust, for the benefit of the holders of the Offered Certificates, an amount equal to one-month LIBOR on the notional amount as set forth in the Swap Agreement until the Swap Agreement is terminated. Only the net amount of the two obligations will be paid by the appropriate party (the "Net Swap Payment"). See the attached schedule. A separate trust created under the pooling and servicing agreement (the "Supplemental Interest Trust") will hold the Swap Agreement. The Swap Agreement and any payments made by the Swap Provider thereunder will be assets of the Supplemental Interest Trust but will not be assets of any REMIC. Upon early termination of the Swap Agreement, the Supplemental Interest Trust or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Securities Administrator, on behalf of the Supplemental Interest Trust, is required to make a Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, generally, prior to distributions to Certificateholders.**

Transaction Overview (Cont.)

Available Distribution Amount;	For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicer or the Master Servicer in respect of Prepayment Interest Shortfalls for the related Due Period; and (v) Net Swap Payments payable by the Swap Provider.
Class A Principal Distribution Amount:	Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain approximately a 45.00% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage). The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates concurrently, on a pro rata basis, based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date. Principal distributions to the Class A-2 Certificates will be allocated sequentially to the Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero.
Class M Principal Distribution Amount:	The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches approximately a 20.40% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches approximately a 14.20% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches approximately a 12.50% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches approximately a 9.00% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches approximately a 6.90% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage), sixth to the Class M-6 Certificates until it reaches approximately a 5.60% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage), seventh to the Class M-7 Certificates until it reaches approximately a 3.70% Credit Enhancement Percentage (2x the Class M-7 Initial Credit Enhancement Percentage), eighth to the Class M-8 Certificates until it reaches approximately a 2.60% Credit Enhancement Percentage (2x the Class M-8 Initial Credit Enhancement Percentage), and ninth to the Class M-9 Certificates until it reaches approximately a 1.60% Credit Enhancement Percentage (2x the Class M-9 Initial Credit Enhancement Percentage).

Transaction Overview (Cont.)

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates and the Mezzanine Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M	The lesser of 1.5 x Margin and Margin plus 0.50%

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 34.50% of the Credit Enhancement Percentage.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
November 2007 to October 2008	2.25%, plus 1/12th of 0.50% for each month thereafter
November2008 to October 2009	2.75%, plus 1/12th of 1.00% for each month thereafter
November 2009 to October 2010	3.75%, plus 1/12th of 0.75% for each month thereafter
November 2010 to October 2011	4.50%, plus 1/12th of 0.25% for each month thereafter
November 2011 and thereafter	4.75%

Transaction Overview (Cont.)

Payment Priority:

On each Distribution Date, the Available Distribution Amount (net of any Net Swap Payments payable by the Swap Provider) will be distributed as follows:

1. To the Supplemental Interest Trust, to pay any Net Swap Payment or the Swap Termination Payment (not caused by a Swap Provider Trigger Event (as defined in the Swap Agreement)) owed to the Swap Provider.
2. To pay interest to the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date, then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates, on a sequential basis.
3. To pay principal to the Class A Certificates in accordance with the principal payment provisions described above.
4. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above.
5. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
6. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis.
7. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates, on a sequential basis.
8. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates and the Mezzanine Certificates in the same order of priority as described in 2 above.
9. From excess interest, if any, to pay the Swap Termination Payment (caused by a Swap Provider Trigger Event under the Swap Agreement) owed to the Swap Provider.
10. To pay any remaining amount to the non-offered certificates in accordance with the Pooling and Servicing Agreement.

Any Net Swap Payments on deposit in the Supplemental Interest Trust will be paid as follows:

1. To pay any Net Swap Payment or the Swap Termination Payment (not caused by a Swap Provider Trigger Event (as defined in the Swap Agreement)) owed to the Swap Provider
2. To pay any unpaid interest on the Class A Certificates, *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay any unpaid interest including any accrued unpaid interest from prior Distribution Dates to the Mezzanine Certificates, sequentially.
3. To pay the Net WAC Rate Carryover Amount on the Class A Certificates and Mezzanine Certificates remaining unpaid in the same order of priority as described above.
4. To pay any principal first, on the Class A Certificates, *pro rata*, and second, on the Mezzanine Certificates, sequentially, in accordance with the principal payment provisions described above in an amount necessary to maintain the Required Overcollateralization Amount.
5. To pay any allocated Realized Losses remaining unpaid on the Mezzanine Certificates, sequentially.

Transaction Overview (Cont.)

ERISA:	It is expected that the Offered Certificates may be purchased by, or with the assets of, employee benefit plans subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or plans or arrangements subject to section 4975 of the Internal Revenue Code (each, a "Plan"). Prior to the termination of the Supplemental Interest Trust, Plans or persons using assets of a Plan may purchase the Offered Certificates if the purchase and holding meets the requirements of an investor-based class exemption issued by the Department of Labor. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of a Plan's acquisition and ownership of such certificates.
Taxation – REMIC:	One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments or payments from the Supplemental Interest Trust or the obligation to make payments to the Supplemental Interest Trust pursuant to the Swap Agreement).
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$100,000 and integral multiples of $1 in excess thereof.

Swap Schedule

Distribution Date	Notional Schedule ($)
11/25/2005	522,792,584.23
12/25/2005	512,815,087.52
1/25/2006	501,446,078.48
2/25/2006	488,726,719.98
3/25/2006	474,710,844.28
4/25/2006	459,463,856.23
5/25/2006	443,061,886.01
6/25/2006	425,624,370.51
7/25/2006	407,868,901.37
8/25/2006	390,835,478.64
9/25/2006	374,514,807.02
10/25/2006	358,877,007.02
11/25/2006	343,893,453.90
12/25/2006	329,536,724.77
1/25/2007	315,780,548.11
2/25/2007	302,599,755.35
3/25/2007	289,952,407.08
4/25/2007	277,837,098.37
5/25/2007	265,757,060.46
6/25/2007	244,038,141.70
7/25/2007	206,207,754.61
8/25/2007	174,420,932.16
9/25/2007	148,247,511.99
10/25/2007	131,007,893.38
11/25/2007	53,166,133.84
12/25/2007	50,921,083.44
1/25/2008	48,773,006.24
2/25/2008	46,717,620.26
3/25/2008	44,750,836.47
4/25/2008	42,868,749.85
5/25/2008	41,067,631.05
6/25/2008	39,343,936.77
7/25/2008	37,695,294.27
8/25/2008	36,117,572.91
9/25/2008	34,607,407.93
10/25/2008	33,161,816.23
11/25/2008	20,725,355.46
12/25/2008	19,939,890.52
1/25/2009	19,184,599.68
2/25/2009	18,458,302.48
3/25/2009	17,759,865.69
4/25/2009	17,088,201.37
5/25/2009	16,442,264.96

Sensitivity Table
To 10% Call

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
A-1	Avg Life	19.04	4.04	2.05	1.36	1.10
	First Payment Date	Nov-05	Nov-05	Nov-05	Nov-05	Nov-05
	Last Payment Date	Apr-34	Feb-18	Apr-12	Sep-10	Dec-07
A-2A	Avg Life	13.08	1.36	0.87	0.71	0.57
	First Payment Date	Nov-05	Nov-05	Nov-05	Nov-05	Nov-05
	Last Payment Date	Dec-24	May-08	Jun-07	Feb-07	Nov-06
A-2B	Avg Life	22.47	4.21	2.00	1.68	1.42
	First Payment Date	Dec-24	May-08	Jun-07	Feb-07	Nov-06
	Last Payment Date	Dec-31	Nov-12	Jun-08	Sep-07	Jul-07
A-2C	Avg Life	26.74	7.94	3.00	2.06	1.75
	First Payment Date	Dec-31	Nov-12	Jun-08	Sep-07	Jul-07
	Last Payment Date	Feb-33	Oct-14	Jun-10	Jan-08	Aug-07
A-2D	Avg Life	28.22	11.44	5.99	2.68	1.93
	First Payment Date	Feb-33	Oct-14	Jun-10	Jan-08	Aug-07
	Last Payment Date	Apr-34	Feb-18	Apr-12	Sep-10	Dec-07
M-1	Avg Life	26.25	8.11	4.74	4.68	3.35
	First Payment Date	Feb-28	Aug-09	Mar-09	Aug-09	Dec-07
	Last Payment Date	Apr-34	Feb-18	Apr-12	Sep-10	Apr-09
M-2	Avg Life	26.25	8.11	4.49	3.99	2.89
	First Payment Date	Feb-28	Aug-09	Jan-09	Apr-09	May-08
	Last Payment Date	Apr-34	Feb-18	Apr-12	Sep-10	Apr-09
M-3	Avg Life	26.25	8.11	4.45	3.87	2.80
	First Payment Date	Feb-28	Aug-09	Jan-09	Mar-09	Apr-08
	Last Payment Date	Apr-34	Feb-18	Apr-12	Sep-10	Apr-09
M-4	Avg Life	26.25	8.11	4.44	3.80	2.74
	First Payment Date	Feb-28	Aug-09	Dec-08	Feb-09	Mar-08
	Last Payment Date	Apr-34	Feb-18	Apr-12	Sep-10	Apr-09
M-5	Avg Life	26.25	8.11	4.42	3.74	2.70
	First Payment Date	Feb-28	Aug-09	Dec-08	Jan-09	Feb-08
	Last Payment Date	Apr-34	Feb-18	Apr-12	Sep-10	Apr-09

Sensitivity Table
To 10% Call (Continued)

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
M-6	Avg Life	26.25	8.11	4.42	3.72	2.66
	First Payment Date	Feb-28	Aug-09	Dec-08	Dec-08	Feb-08
	Last Payment Date	Apr-34	Feb-18	Apr-12	Sep-10	Apr-09
M-7	Avg Life	26.23	8.01	4.33	3.62	2.63
	First Payment Date	Feb-28	Aug-09	Nov-08	Dec-08	Jan-08
	Last Payment Date	Apr-34	Feb-18	Apr-12	Sep-10	Apr-09
M-8	Avg Life	26.06	7.50	4.05	3.38	2.42
	First Payment Date	Feb-28	Aug-09	Nov-08	Nov-08	Jan-08
	Last Payment Date	Nov-33	Aug-16	Jun-11	Dec-09	Oct-08
M-9	Avg Life	25.60	6.63	3.57	3.10	2.25
	First Payment Date	Feb-28	Aug-09	Nov-08	Nov-08	Jan-08
	Last Payment Date	Mar-33	Oct-14	Jun-10	Mar-09	Mar-08

Sensitivity Table
To Maturity

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
A-1	Avg Life	19.08	4.34	2.24	1.38	1.10
	First Payment Date	Nov-05	Nov-05	Nov-05	Nov-05	Nov-05
	Last Payment Date	May-35	May-30	Jul-20	May-17	Dec-07
A-2A	Avg Life	13.08	1.36	0.87	0.71	0.57
	First Payment Date	Nov-05	Nov-05	Nov-05	Nov-05	Nov-05
	Last Payment Date	Dec-24	May-08	Jun-07	Feb-07	Nov-06
A-2B	Avg Life	22.47	4.21	2.00	1.68	1.42
	First Payment Date	Dec-24	May-08	Jun-07	Feb-07	Nov-06
	Last Payment Date	Dec-31	Nov-12	Jun-08	Sep-07	Jul-07
A-2C	Avg Life	26.74	7.94	3.00	2.06	1.75
	First Payment Date	Dec-31	Nov-12	Jun-08	Sep-07	Jul-07
	Last Payment Date	Feb-33	Oct-14	Jun-10	Jan-08	Aug-07
A-2D	Avg Life	28.54	13.55	7.37	2.90	1.93
	First Payment Date	Feb-33	Oct-14	Jun-10	Jan-08	Aug-07
	Last Payment Date	Jun-35	Apr-30	Sep-20	May-17	Dec-07
M-1	Avg Life	26.37	8.87	5.22	5.79	4.32
	First Payment Date	Feb-28	Aug-09	Mar-09	Aug-09	Dec-07
	Last Payment Date	May-35	Sep-27	Jul-18	Jul-16	Apr-14
M-2	Avg Life	26.37	8.75	4.90	4.30	3.13
	First Payment Date	Feb-28	Aug-09	Jan-09	Apr-09	May-08
	Last Payment Date	Mar-35	May-24	Apr-16	Oct-13	Aug-11
M-3	Avg Life	26.36	8.68	4.81	4.14	3.01
	First Payment Date	Feb-28	Aug-09	Jan-09	Mar-09	Apr-08
	Last Payment Date	Jan-35	Sep-22	Apr-15	Dec-12	Jan-11
M-4	Avg Life	26.35	8.59	4.74	4.03	2.92
	First Payment Date	Feb-28	Aug-09	Dec-08	Feb-09	Mar-08
	Last Payment Date	Jan-35	Feb-22	Nov-14	Sep-12	Oct-10
M-5	Avg Life	26.33	8.48	4.63	3.90	2.83
	First Payment Date	Feb-28	Aug-09	Dec-08	Jan-09	Feb-08
	Last Payment Date	Nov-34	Sep-20	Dec-13	Dec-11	Apr-10

Sensitivity Table
To Maturity (Continued)

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
M-6	Avg Life	26.30	8.32	4.53	3.80	2.73
	First Payment Date	Feb-28	Aug-09	Dec-08	Dec-08	Feb-08
	Last Payment Date	Aug-34	Oct-19	Mar-13	May-11	Nov-09
M-7	Avg Life	26.24	8.03	4.34	3.63	2.63
	First Payment Date	Feb-28	Aug-09	Nov-08	Dec-08	Jun-08
	Last Payment Date	Jun-34	Sep-18	Aug-12	Dec-10	Jun-09
M-8	Avg Life	26.06	7.50	4.05	3.38	2.42
	First Payment Date	Feb-28	Aug-09	Nov-08	Nov-08	Jan-08
	Last Payment Date	Nov-33	Aug-16	Jun-11	Dec-09	Oct-08
M-9	Avg Life	25.60	6.63	3.57	3.10	2.25
	First Payment Date	Feb-28	Aug-09	Nov-08	Nov-08	Jan-08
	Last Payment Date	Mar-33	Oct-14	Jun-10	Mar-09	Mar-08

Class A-1 Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	11/25/2005	22.877
2	12/25/2005	21.534
3	1/25/2006	21.356
4	2/25/2006	21.213
5	3/25/2006	21.237
6	4/25/2006	20.868
7	5/25/2006	20.725
8	6/25/2006	20.440
9	7/25/2006	20.271
10	8/25/2006	19.971
11	9/25/2006	19.741
12	10/25/2006	19.588
13	11/25/2006	19.293
14	12/25/2006	19.152
15	1/25/2007	18.861
16	2/25/2007	18.650
17	3/25/2007	18.731
18	4/25/2007	18.257
19	5/25/2007	18.132
20	6/25/2007	18.797
21	7/25/2007	18.297
22	8/25/2007	17.178
23	9/25/2007	16.334
24	10/25/2007	15.938
25	11/25/2007	11.081
26	12/25/2007	11.686
27	1/25/2008	11.536
28	2/25/2008	11.493
29	3/25/2008	11.963
30	4/25/2008	11.408
31	5/25/2008	11.616
32	6/25/2008	12.225
33	7/25/2008	12.800
34	8/25/2008	12.477
35	9/25/2008	12.441
36	10/25/2008	12.688
37	11/25/2008	11.372
38	12/25/2008	12.231
39	1/25/2009	12.086
40	2/25/2009	12.071
41	3/25/2009	13.098
42	4/25/2009	12.031
43	5/25/2009	12.337
44	6/25/2009	10.423
45	7/25/2009	10.830

Class A-1 Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	8/25/2009	10.479
47	9/25/2009	10.476
48	10/25/2009	10.821
49	11/25/2009	10.469
50	12/25/2009	10.926
51	1/25/2010	10.622
52	2/25/2010	10.620
53	3/25/2010	11.753
54	4/25/2010	10.612
55	5/25/2010	10.962
56	6/25/2010	10.651
57	7/25/2010	11.091
58	8/25/2010	10.730
59	9/25/2010	10.725
60	10/25/2010	11.078
61	11/25/2010	10.717
62	12/25/2010	11.085
63	1/25/2011	10.752
64	2/25/2011	10.747
65	3/25/2011	11.894
66	4/25/2011	10.738
67	5/25/2011	11.092
68	6/25/2011	10.744
69	7/25/2011	11.127
70	8/25/2011	10.763
71	9/25/2011	10.759
72	10/25/2011	11.112
73	11/25/2011	10.749
74	12/25/2011	11.118
75	1/25/2012	10.783
76	2/25/2012	10.778
77	3/25/2012	11.516
78	4/25/2012	10.768

*PPC: 100% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Net Swap Payments received from the Swap Provider



Class A-2A, A-2B, A-2C and A-2D Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
1	11/25/2005	22.423
2	12/25/2005	21.156
3	1/25/2006	20.990
4	2/25/2006	20.847
5	3/25/2006	20.832
6	4/25/2006	20.502
7	5/25/2006	20.348
8	6/25/2006	20.073
9	7/25/2006	19.890
10	8/25/2006	19.602
11	9/25/2006	19.373
12	10/25/2006	19.207
13	11/25/2006	18.925
14	12/25/2006	18.771
15	1/25/2007	18.492
16	2/25/2007	18.281
17	3/25/2007	18.300
18	4/25/2007	17.869
19	5/25/2007	17.754
20	6/25/2007	17.672
21	7/25/2007	18.161
22	8/25/2007	17.051
23	9/25/2007	16.201
24	10/25/2007	15.810
25	11/25/2007	10.966
26	12/25/2007	11.321
27	1/25/2008	11.499
28	2/25/2008	11.458
29	3/25/2008	11.918
30	4/25/2008	11.366
31	5/25/2008	11.597
32	6/25/2008	11.541
33	7/25/2008	12.467
34	8/25/2008	12.180
35	9/25/2008	12.137
36	10/25/2008	12.375
37	11/25/2008	11.082
38	12/25/2008	11.563
39	1/25/2009	11.770
40	2/25/2009	11.764
41	3/25/2009	12.758
42	4/25/2009	11.723
43	5/25/2009	12.026
44	6/25/2009	9.999
45	7/25/2009	10.414

Class A-2A, A-2B, A-2C and A-2D Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
46	8/25/2009	10.084
47	9/25/2009	10.081
48	10/25/2009	10.414
49	11/25/2009	10.082
50	12/25/2009	10.432
51	1/25/2010	10.168
52	2/25/2010	10.174
53	3/25/2010	11.260
54	4/25/2010	10.167
55	5/25/2010	10.504
56	6/25/2010	10.221
57	7/25/2010	10.692
58	8/25/2010	10.344
59	9/25/2010	10.340
60	10/25/2010	10.681
61	11/25/2010	10.333
62	12/25/2010	10.692
63	1/25/2011	10.386
64	2/25/2011	10.383
65	3/25/2011	11.491
66	4/25/2011	10.374
67	5/25/2011	10.716
68	6/25/2011	10.385
69	7/25/2011	10.770
70	8/25/2011	10.419
71	9/25/2011	10.415
72	10/25/2011	10.757
73	11/25/2011	10.407
74	12/25/2011	10.763
75	1/25/2012	10.454
76	2/25/2012	10.450
77	3/25/2012	11.165
78	4/25/2012	10.440

*PPC: 100% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Net Swap Payments received from the Swap Provider

Class M Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	11/25/2005	22.646
2	12/25/2005	21.342
3	1/25/2006	21.170
4	2/25/2006	21.027
5	3/25/2006	21.031
6	4/25/2006	20.682
7	5/25/2006	20.534
8	6/25/2006	20.254
9	7/25/2006	20.077
10	8/25/2006	19.784
11	9/25/2006	19.554
12	10/25/2006	19.394
13	11/25/2006	19.106
14	12/25/2006	18.958
15	1/25/2007	18.674
16	2/25/2007	18.463
17	3/25/2007	18.512
18	4/25/2007	18.060
19	5/25/2007	17.940
20	6/25/2007	18.226
21	7/25/2007	18.228
22	8/25/2007	17.113
23	9/25/2007	16.266
24	10/25/2007	15.873
25	11/25/2007	11.023
26	12/25/2007	11.500
27	1/25/2008	11.517
28	2/25/2008	11.475
29	3/25/2008	11.940
30	4/25/2008	11.387
31	5/25/2008	11.606
32	6/25/2008	11.878
33	7/25/2008	12.631
34	8/25/2008	12.326
35	9/25/2008	12.286
36	10/25/2008	12.529
37	11/25/2008	11.225
38	12/25/2008	11.892
39	1/25/2009	11.926
40	2/25/2009	11.915
41	3/25/2009	12.925
42	4/25/2009	11.875
43	5/25/2009	12.179
44	6/25/2009	10.208
45	7/25/2009	10.619

Class M Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	8/25/2009	10.279
47	9/25/2009	10.276
48	10/25/2009	10.614
49	11/25/2009	10.273
50	12/25/2009	10.676
51	1/25/2010	10.392
52	2/25/2010	10.394
53	3/25/2010	11.504
54	4/25/2010	10.387
55	5/25/2010	10.730
56	6/25/2010	10.432
57	7/25/2010	10.887
58	8/25/2010	10.533
59	9/25/2010	10.529
60	10/25/2010	10.876
61	11/25/2010	10.521
62	12/25/2010	10.885
63	1/25/2011	10.565
64	2/25/2011	10.562
65	3/25/2011	11.688
66	4/25/2011	10.553
67	5/25/2011	10.900
68	6/25/2011	10.561
69	7/25/2011	10.945
70	8/25/2011	10.588
71	9/25/2011	10.583
72	10/25/2011	10.932
73	11/25/2011	10.575
74	12/25/2011	10.937
75	1/25/2012	10.615
76	2/25/2012	10.611
77	3/25/2012	11.337
78	4/25/2012	10.601

*PPC: 100% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Net Swap Payments received from the Swap Provider

Excess Spread*

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)
1	191	3.9969	4.3531	191	45	358	4.7606	4.8438	320
2	111	4.1350	4.4611	111	46	343	4.7633	4.8601	303
3	110	4.3430	4.5373	110	47	344	4.7666	4.8769	304
4	110	4.3288	4.5900	110	48	360	4.7734	4.8947	321
5	115	4.4984	4.6449	114	49	345	4.8496	4.9110	297
6	111	4.6250	4.6735	109	50	361	4.8550	4.9153	318
7	113	4.5809	4.6863	110	51	347	4.8595	4.9204	304
8	111	4.6094	4.6888	108	52	348	4.8639	4.9241	304
9	114	4.6513	4.6890	109	53	394	4.8672	4.9284	358
10	112	4.6243	4.6855	107	54	350	4.8723	4.9337	305
11	112	4.6743	4.6895	106	55	366	4.8762	4.9369	324
12	115	4.7079	4.6864	107	56	356	4.8814	4.9396	312
13	112	4.5959	4.6815	105	57	381	4.8844	4.9415	342
14	116	4.6124	4.6988	107	58	367	4.8883	4.9437	324
15	112	4.6288	4.7143	103	59	367	4.8924	4.9467	324
16	113	4.6459	4.7300	102	60	382	4.8950	4.9466	342
17	125	4.6605	4.7465	113	61	368	4.8903	4.9480	325
18	114	4.6762	4.7619	101	62	383	4.8934	4.9505	344
19	119	4.6926	4.7768	105	63	369	4.8964	4.9536	328
20	189	4.7081	4.7794	183	64	369	4.9003	4.9558	328
21	283	4.7218	4.7803	279	65	414	4.9010	4.9585	381
22	280	4.7375	4.7815	270	66	370	4.9044	4.9617	329
23	280	4.7522	4.7795	266	67	386	4.9064	4.9635	347
24	288	4.7656	4.7766	271	68	372	4.9094	4.9607	330
25	292	4.7058	4.7746	255	69	387	4.9111	4.9562	348
26	303	4.7140	4.7816	268	70	373	4.9134	4.9528	331
27	290	4.7239	4.7900	259	71	373	4.9155	4.9493	331
28	290	4.7316	4.7982	258	72	388	4.9171	4.9437	349
29	314	4.7380	4.8053	285	73	375	4.8872	4.9396	335
30	288	4.7471	4.8133	255	74	390	4.8873	4.9401	353
31	301	4.7541	4.8204	269	75	376	4.8885	4.9412	335
32	312	4.7613	4.8176	281	76	377	4.8901	4.9415	336
33	343	4.7691	4.8135	315	77	406	4.8896	4.9421	371
34	331	4.7761	4.8089	300	78	378	4.8909	4.9432	337
35	330	4.7827	4.8040	299					
36	342	4.7896	4.7972	312					
37	331	4.7349	4.7910	298					
38	344	4.7381	4.7940	314					
39	333	4.7423	4.7976	300					
40	334	4.7455	4.8005	302					
41	376	4.7476	4.8035	350					
42	336	4.7520	4.8081	302					
43	350	4.7545	4.8104	319					
44	342	4.7577	4.8265	300					

*Includes Net Swap Payments received from the Swap Provider

Breakeven CDR Table for the Subordinated Certificates

The assumptions for the breakeven CDR table below are as follows:

- The Pricing Assumption is applied
- 10% cleanup call is not exercised
- Forward Curves
- 40% Severity
- Interest & Principal advancing
- 6 month recovery lag
- Triggers Failing

The table below displays the Constant Default Rate ("CDR") and the related cumulative collateral loss before the referenced Class incurs a writedown.

Class	CDR Break-Even (%)	Cumulative Loss (%)
M-1	15.67	13.51
M-2	11.66	10.77
M-3	10.64	10.02
M-4	8.61	8.42
M-5	7.44	7.44
M-6	6.72	6.82
M-7	5.71	5.91
M-8	5.21	5.45
M-9	4.90	5.16

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL

Number of Mortgage Loans:	3,201	Index Type:	
Aggregate Principal Balance:	$522,792,584	6 Month LIBOR:	88.81%
Conforming Principal Balance Loans:	$400,172,155	Fixed Rate:	11.19%
Average Principal Balance:	$163,322	W.A. Initial Periodic Cap:	3.014%
Range:	$11,978 - $899,580	W.A. Subsequent Periodic Cap:	1.013%
W.A. Coupon:	6.524%	W.A. Lifetime Rate Cap:	6.000%
Range:	4.375% - 12.500%	Property Type:	
W.A. Gross Margin:	4.611%	Single Family:	50.06%
Range:	0.250% - 9.500%	PUD:	38.54%
W.A. Remaining Term:	346 months	Condo:	9.96%
Range:	115 months - 358 months	2-4 Family:	1.33%
W.A. Seasoning:	4 months	Modular:	0.07%
Latest Maturity Date:	August 1, 2035	Townhouse:	0.04%
State Concentration (Top 5):		Occupancy Status:	
California:	35.66%	Primary:	97.93%
Texas:	9.64%	Investment:	1.53%
Arizona:	7.47%	Second Home:	0.54%
Nevada:	5.24%	Documentation Status:	
Colorado:	4.33%	Full:	76.80%
W.A. Original Combined LTV:	81.21%	Limited:	22.50%
Range:	20.00% - 100.00%	None:	0.70%
First Liens:	94.77%	Non-Zero W.A. Prepayment Penalty – Term (months):	27
Second Liens:	5.23%	Loans with Prepay Penalties:	82.77%
Non-Balloon Loans:	94.96%	Interest Only Loans	64.29%
Non-Zero W.A. FICO Score:	660		

[TPW: NYLEGAL:388588.1] 17988-00000 10/16/2005 06:53 PM

DESCRIPTION OF THE TOTAL COLLATERAL

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 10 Year	1	21,266	0.00	10.250	609	100.00
Fixed - 15 Year	2	117,479	0.02	8.097	599	86.43
Fixed - 20 Year	23	1,102,410	0.21	8.992	678	100.00
Fixed - 30 Year	207	30,854,248	5.90	6.854	663	80.15
Fixed - 30 Year IO	1	48,200	0.01	8.375	717	90.00
Balloon - 10/30	2	103,876	0.02	9.225	667	100.00
Balloon - 15/30	532	24,605,032	4.71	9.245	669	99.42
Balloon - 20/30	33	1,661,083	0.32	9.078	673	99.22
ARM - 6 Month	1	92,565	0.02	6.375	691	54.39
ARM - 6 Month IO	8	1,682,291	0.32	6.200	646	80.51
ARM - 1 Year/6 Month	3	453,679	0.09	7.903	613	77.09
ARM - 2 Year/6 Month	709	95,443,894	18.26	6.695	642	80.81
ARM - 2 Year/6 Month IO	989	239,630,483	45.84	6.181	663	79.80
ARM - 3 Year/6 Month	203	27,977,756	5.35	6.925	643	81.18
ARM - 3 Year/6 Month IO	339	67,718,689	12.95	6.310	664	80.82
ARM - 5 Year/6 Month	29	4,258,960	0.81	6.066	664	78.69
ARM - 5 Year/6 Month IO	119	27,020,673	5.17	6.025	696	79.29
Total:	**3,201**	**522,792,584**	**100.00**	**6.524**	**660**	**81.21**

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	436	14,224,013	2.72	9.331	658	97.78
50,000.01 - 100,000.00	597	46,087,497	8.82	7.658	643	85.67
100,000.01 - 150,000.00	821	101,618,584	19.44	6.642	651	81.53
150,000.01 - 200,000.00	502	86,601,557	16.57	6.472	657	80.23
200,000.01 - 250,000.00	260	57,968,580	11.09	6.342	660	80.03
250,000.01 - 300,000.00	184	50,492,874	9.66	6.365	652	80.24
300,000.01 - 350,000.00	136	44,029,200	8.42	6.099	674	80.81
350,000.01 - 400,000.00	105	39,246,549	7.51	6.106	668	79.98
400,000.01 - 450,000.00	65	27,666,090	5.29	6.010	676	80.70
450,000.01 - 500,000.00	27	12,882,734	2.46	5.998	682	79.87
500,000.01 - 550,000.00	25	13,111,089	2.51	5.841	688	80.49
550,000.01 - 600,000.00	17	9,770,163	1.87	5.799	679	77.17
600,000.01 - 650,000.00	10	6,288,526	1.20	5.994	681	78.24
650,000.01 - 700,000.00	1	671,931	0.13	6.375	655	80.00
700,000.01 - 750,000.00	5	3,671,059	0.70	6.230	673	77.43
750,000.01 - 800,000.00	3	2,326,487	0.45	6.329	710	75.90
800,000.01 - 850,000.00	2	1,695,000	0.32	6.249	646	58.95
850,000.01 - 900,000.00	5	4,440,653	0.85	5.750	696	71.50
Total:	**3,201**	**522,792,584**	**100.00**	**6.524**	**660**	**81.21**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	436	14,224,013	2.72	9.331	658	97.78
50,000.01 - 100,000.00	602	46,586,221	8.91	7.649	644	85.60
100,000.01 - 150,000.00	820	101,718,684	19.46	6.642	650	81.55
150,000.01 - 200,000.00	499	86,202,390	16.49	6.470	657	80.20
200,000.01 - 250,000.00	261	58,267,601	11.15	6.338	660	80.03
250,000.01 - 300,000.00	183	50,292,097	9.62	6.374	652	80.19
300,000.01 - 350,000.00	135	43,731,300	8.36	6.093	673	80.87
350,000.01 - 400,000.00	105	39,246,549	7.51	6.106	668	79.98
400,000.01 - 450,000.00	65	27,666,090	5.29	6.010	676	80.70
450,000.01 - 500,000.00	27	12,882,734	2.46	5.998	682	79.87
500,000.01 - 550,000.00	25	13,111,089	2.51	5.841	688	80.49
550,000.01 - 600,000.00	17	9,770,163	1.87	5.799	679	77.17
600,000.01 - 650,000.00	10	6,288,526	1.20	5.994	681	78.24
650,000.01 - 700,000.00	1	671,931	0.13	6.375	655	80.00
700,000.01 - 750,000.00	5	3,671,059	0.70	6.230	673	77.43
750,000.01 - 800,000.00	3	2,326,487	0.45	6.329	710	75.90
800,000.01 - 850,000.00	2	1,695,000	0.32	6.249	646	58.95
850,000.01 - 900,000.00	5	4,440,653	0.85	5.750	696	71.50
Total:	**3,201**	**522,792,584**	**100.00**	**6.524**	**660**	**81.21**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
61 - 120	3	125,143	0.02	9.399	657	100.00
121 - 180	534	24,722,510	4.73	9.239	669	99.35
181 - 240	56	2,763,493	0.53	9.044	675	99.53
301 - 360	2,608	495,181,438	94.72	6.374	660	80.19
Total:	**3,201**	**522,792,584**	**100.00**	**6.524**	**660**	**81.21**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.000 - 4.499	1	316,000	0.06	4.375	623	80.00
4.500 - 4.999	23	6,874,668	1.31	4.778	695	79.65
5.000 - 5.499	162	40,630,752	7.77	5.241	687	79.70
5.500 - 5.999	565	131,893,582	25.23	5.725	682	79.47
6.000 - 6.499	612	123,097,876	23.55	6.189	663	79.42
6.500 - 6.999	566	96,228,427	18.41	6.677	649	79.04
7.000 - 7.499	244	40,030,801	7.66	7.164	632	80.43
7.500 - 7.999	226	29,212,962	5.59	7.697	636	83.93
8.000 - 8.499	138	13,782,103	2.64	8.164	631	87.00
8.500 - 8.999	195	15,306,783	2.93	8.626	642	92.79
9.000 - 9.499	154	10,258,507	1.96	9.174	634	96.68
9.500 - 9.999	132	7,976,404	1.53	9.686	622	98.72
10.000 - 10.499	93	3,867,223	0.74	10.211	612	98.46
10.500 - 10.999	54	2,018,066	0.39	10.692	620	99.09
11.000 - 11.499	3	213,643	0.04	11.047	615	98.13
11.500 - 11.999	6	241,429	0.05	11.860	590	97.70
12.000 - 12.499	10	326,926	0.06	12.000	589	100.00
12.500 - 12.999	17	516,431	0.10	12.500	588	100.00
Total:	**3,201**	**522,792,584**	**100.00**	**6.524**	**660**	**81.21**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	22	3,665,593	0.70	6.793	647	43.28
50.01 - 55.00	8	1,632,124	0.31	6.725	636	52.67
55.01 - 60.00	19	2,736,103	0.52	6.676	633	58.40
60.01 - 65.00	20	4,646,789	0.89	6.521	615	63.67
65.01 - 70.00	36	9,268,889	1.77	6.671	636	67.82
70.01 - 75.00	53	11,943,665	2.28	6.676	653	74.09
75.01 - 80.00	2,127	409,514,895	78.33	6.180	665	79.96
80.01 - 85.00	63	12,151,859	2.32	7.117	626	84.16
85.01 - 90.00	108	19,456,880	3.72	7.331	643	89.48
90.01 - 95.00	78	8,202,890	1.57	8.094	647	94.81
95.01 - 100.00	667	39,572,897	7.57	9.065	655	99.97
Total:	**3,201**	**522,792,584**	**100.00**	**6.524**	**660**	**81.21**

[TPW: NYLEGAL:388588.1] 17988-00000 10/16/2005 06:53 PM

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
500 - 524	2	365,291	0.07	7.481	513	84.05
525 - 549	17	3,221,212	0.62	8.262	544	75.26
550 - 574	54	7,923,689	1.52	7.672	565	77.88
575 - 599	327	42,286,061	8.09	7.570	589	81.59
600 - 624	679	96,970,553	18.55	6.762	612	81.97
625 - 649	542	85,913,314	16.43	6.537	637	80.82
650 - 674	533	92,287,228	17.65	6.363	662	81.06
675 - 699	434	80,020,606	15.31	6.338	686	81.17
700 - 724	261	46,659,903	8.93	6.084	711	81.39
725 - 749	167	29,481,321	5.64	6.062	736	81.05
750 - 774	119	25,499,656	4.88	5.993	760	81.01
775 - 799	54	9,520,544	1.82	6.100	782	81.74
800 - 824	12	2,643,206	0.51	5.830	809	81.25
Total:	**3,201**	**522,792,584**	**100.00**	**6.524**	**660**	**81.21**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	679	186,449,419	35.66	6.138	676	80.23
Texas	440	50,401,452	9.64	6.443	653	81.08
Arizona	258	39,033,808	7.47	6.608	657	80.62
Nevada	134	27,374,234	5.24	6.441	663	81.02
Colorado	151	22,629,576	4.33	6.282	652	80.15
Florida	154	21,927,453	4.19	6.663	667	82.41
Georgia	147	18,881,165	3.61	6.957	652	84.10
Minnesota	122	18,335,328	3.51	6.405	664	81.56
Maryland	83	16,856,916	3.22	6.959	662	79.02
Wisconsin	153	13,792,021	2.64	7.202	645	82.33
North Carolina	108	12,248,161	2.34	7.028	641	82.12
Washington	72	11,158,034	2.13	6.187	663	81.06
Oregon	56	8,427,192	1.61	6.241	655	80.58
Ohio	75	7,792,314	1.49	7.410	624	86.78
Virginia	33	7,398,235	1.42	6.718	662	77.11
Illinois	50	7,294,460	1.40	7.083	646	82.17
South Carolina	72	6,997,050	1.34	7.258	629	82.26
Indiana	76	6,894,389	1.32	7.840	618	86.97
Kentucky	43	4,598,227	0.88	7.098	616	82.11
Utah	33	4,558,871	0.87	6.714	650	80.52
New Mexico	32	3,522,124	0.67	7.178	633	83.45
Tennessee	38	3,403,973	0.65	7.724	628	86.38
New York	10	3,028,770	0.58	6.768	635	81.38
Michigan	27	2,660,237	0.51	8.073	623	87.42
Alabama	24	2,540,165	0.49	7.131	637	84.07

*Geographic Distribution continued on the next page

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Missouri	26	2,500,477	0.48	7.228	631	85.44
Iowa	21	1,911,677	0.37	7.097	629	82.26
New Jersey	8	1,508,395	0.29	7.775	627	87.91
Pennsylvania	14	1,435,658	0.27	7.611	630	84.27
Hawaii	5	1,353,796	0.26	6.718	659	84.82
Idaho	10	1,067,697	0.20	7.285	661	86.20
Connecticut	5	1,056,471	0.20	7.319	625	79.28
Louisiana	8	664,672	0.13	7.886	665	91.51
Kansas	5	539,112	0.10	8.990	627	94.52
Arkansas	6	487,627	0.09	6.926	684	88.38
District of Columbia	1	343,745	0.07	6.625	596	80.00
Mississippi	8	340,640	0.07	8.449	662	96.59
Nebraska	4	319,389	0.06	6.675	629	80.93
Montana	2	299,250	0.06	6.366	635	74.62
South Dakota	3	245,891	0.05	7.498	638	90.88
Delaware	2	187,725	0.04	8.210	579	70.00
New Hampshire	1	164,293	0.03	7.250	611	66.80
Oklahoma	1	102,586	0.02	6.000	625	80.00
West Virginia	1	59,908	0.01	7.375	568	46.15
Total:	**3,201**	**522,792,584**	**100.00**	**6.524**	**660**	**81.21**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	3,133	511,989,959	97.93	6.512	659	81.20
Investment	52	7,986,411	1.53	7.147	704	80.77
Second Home	16	2,816,214	0.54	6.908	684	84.26
Total:	**3,201**	**522,792,584**	**100.00**	**6.524**	**660**	**81.21**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	2,550	401,518,446	76.80	6.535	649	81.45
Limited Documentation	628	117,627,113	22.50	6.463	697	80.61
No Documentation	23	3,647,025	0.70	7.287	695	73.77
Total:	**3,201**	**522,792,584**	**100.00**	**6.524**	**660**	**81.21**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	2,640	426,066,759	81.50	6.442	665	81.76
Refinance - Cashout	401	73,466,632	14.05	6.905	637	78.57
Refinance - Rate Term	160	23,259,194	4.45	6.828	640	79.48
Total:	**3,201**	**522,792,584**	**100.00**	**6.524**	**660**	**81.21**

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	1,666	261,701,272	50.06	6.687	655	81.51
PUD	1,196	201,476,065	38.54	6.373	662	80.85
Condo	287	52,095,297	9.96	6.238	683	80.94
2-4 Family	47	6,948,612	1.33	6.802	660	81.79
Modular	2	344,738	0.07	8.448	593	82.94
Townhouse	3	226,601	0.04	7.681	618	82.69
Total:	**3,201**	**522,792,584**	**100.00**	**6.524**	**660**	**81.21**

DESCRIPTION OF THE TOTAL COLLATERAL

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
October 2005	2	315,329	0.07	6.507	650	95.00
November 2005	4	805,885	0.17	6.047	649	74.25
December 2005	2	227,242	0.05	6.059	709	72.92
January 2006	1	426,400	0.09	6.375	613	80.00
May 2006	2	298,190	0.06	7.852	606	83.40
June 2006	1	155,489	0.03	8.000	628	65.00
January 2007	3	1,023,301	0.22	6.563	630	84.67
February 2007	15	2,586,179	0.56	6.763	629	79.03
March 2007	40	7,989,044	1.72	6.455	637	81.13
April 2007	343	64,654,120	13.93	6.221	656	80.06
May 2007	349	67,786,077	14.60	6.316	657	80.36
June 2007	500	101,620,924	21.89	6.331	657	79.85
July 2007	414	82,923,071	17.86	6.339	662	80.06
August 2007	34	6,491,661	1.40	6.928	650	80.08
November 2007	1	77,501	0.02	6.640	664	80.00
January 2008	1	240,000	0.05	6.625	739	80.00
February 2008	3	412,330	0.09	7.528	623	85.75
March 2008	14	2,803,252	0.60	6.865	659	80.46
April 2008	101	18,314,451	3.94	6.524	654	82.23
May 2008	147	25,506,845	5.49	6.344	677	80.23
June 2008	163	28,627,091	6.17	6.621	647	81.04
July 2008	108	19,161,424	4.13	6.363	654	80.24
August 2008	4	553,552	0.12	6.896	622	86.53
March 2010	1	431,998	0.09	6.250	707	80.00
April 2010	27	4,884,557	1.05	5.740	687	80.01
May 2010	41	8,844,666	1.91	6.203	694	78.14
June 2010	44	9,639,669	2.08	6.030	690	79.71
July 2010	33	7,214,385	1.55	5.977	695	79.33
August 2010	2	264,357	0.06	6.824	689	76.99
Total:	**2,400**	**464,278,990**	**100.00**	**6.342**	**660**	**80.20**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.000 - 0.499	1	134,900	0.03	8.375	620	100.00
2.000 - 2.499	1	431,998	0.09	6.250	707	80.00
2.500 - 2.999	1	268,000	0.06	6.750	753	80.00
3.500 - 3.999	52	10,838,059	2.33	6.569	630	58.46
4.000 - 4.499	1,867	375,865,335	80.96	6.148	664	79.64
4.500 - 4.999	33	7,195,403	1.55	6.034	653	78.81
5.000 - 5.499	65	11,091,576	2.39	6.840	646	83.00
5.500 - 5.999	138	25,265,013	5.44	7.019	648	86.55
6.000 - 6.499	110	15,683,302	3.38	7.874	639	89.82
6.500 - 6.999	42	6,474,693	1.39	7.115	648	81.58
7.000 - 7.499	36	4,780,213	1.03	7.741	644	87.62
7.500 - 7.999	25	3,285,218	0.71	8.177	633	91.80
8.000 - 8.499	14	1,248,317	0.27	8.557	633	82.34
8.500 - 8.999	11	1,439,790	0.31	9.250	602	94.39
9.000 - 9.499	3	195,472	0.04	9.694	613	97.66
9.500 - 9.999	1	81,700	0.02	10.500	592	95.00
Total:	**2,400**	**464,278,990**	**100.00**	**6.342**	**660**	**80.20**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.000 - 10.499	1	316,000	0.07	4.375	623	80.00
10.500 - 10.999	22	6,657,198	1.43	4.774	693	79.31
11.000 - 11.499	162	40,957,472	8.82	5.252	688	79.70
11.500 - 11.999	550	129,362,001	27.86	5.725	682	79.47
12.000 - 12.499	559	114,152,685	24.59	6.185	661	79.40
12.500 - 12.999	505	87,112,381	18.76	6.675	647	79.16
13.000 - 13.499	219	35,759,933	7.70	7.155	630	80.39
13.500 - 13.999	160	23,128,089	4.98	7.686	627	82.68
14.000 - 14.499	72	9,616,119	2.07	8.165	608	83.99
14.500 - 14.999	66	8,242,056	1.78	8.611	598	87.46
15.000 - 15.499	47	5,067,174	1.09	9.220	601	95.04
15.500 - 15.999	28	3,125,273	0.67	9.658	597	98.37
16.000 - 16.499	7	645,152	0.14	10.212	569	92.30
16.500 - 16.999	2	137,457	0.03	10.551	633	92.97
Total:	**2,400**	**464,278,990**	**100.00**	**6.342**	**660**	**80.20**

*ARM Loans Only

[TPW: NYLEGAL:388588.1] 17988-00000 10/16/2005 06:53 PM

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.000 - 0.499	5	782,641	0.17	7.860	665	89.64
2.000 - 2.499	1	431,998	0.09	6.250	707	80.00
4.000 - 4.499	5	1,031,491	0.22	6.365	652	78.64
4.500 - 4.999	22	6,657,198	1.43	4.774	693	79.31
5.000 - 5.499	162	40,602,975	8.75	5.244	687	79.70
5.500 - 5.999	552	129,809,356	27.96	5.728	682	79.46
6.000 - 6.499	563	114,922,030	24.75	6.191	661	79.45
6.500 - 6.999	496	85,740,519	18.47	6.674	647	79.09
7.000 - 7.499	227	36,719,555	7.91	7.170	631	80.63
7.500 - 7.999	150	21,820,516	4.70	7.692	624	82.83
8.000 - 8.499	71	9,267,433	2.00	8.176	607	83.52
8.500 - 8.999	61	7,460,246	1.61	8.651	599	86.76
9.000 - 9.499	47	5,067,174	1.09	9.220	601	95.04
9.500 - 9.999	29	3,183,249	0.69	9.662	598	98.40
10.000 - 10.499	7	645,152	0.14	10.212	569	92.30
10.500 - 10.999	2	137,457	0.03	10.551	633	92.97
Total:	**2,400**	**464,278,990**	**100.00**	**6.342**	**660**	**80.20**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	36	5,521,543	1.19	6.417	663	80.49
1.500	2	506,235	0.11	6.952	578	82.75
2.000	4	560,929	0.12	7.563	625	74.78
3.000	2,326	451,240,927	97.19	6.332	660	80.17
5.000	1	431,998	0.09	6.250	707	80.00
6.000	31	6,017,357	1.30	6.885	669	82.11
Total:	**2,400**	**464,278,990**	**100.00**	**6.342**	**660**	**80.20**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.000	7	1,495,987	0.32	6.757	673	84.45
1.000	2,364	458,590,724	98.77	6.339	660	80.17
1.500	3	583,736	0.13	6.910	589	82.38
3.000	26	3,608,542	0.78	6.500	672	80.72
Total:	**2,400**	**464,278,990**	**100.00**	**6.342**	**660**	**80.20**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.000 - 3.499	1	57,976	0.01	9.875	621	100.00
5.000 - 5.499	1	431,998	0.09	6.250	707	80.00
6.000 - 6.499	2,396	463,282,780	99.79	6.341	660	80.19
7.000 - 7.499	2	506,235	0.11	6.952	578	82.75
Total:	**2,400**	**464,278,990**	**100.00**	**6.342**	**660**	**80.20**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	758	90,074,024	17.23	7.090	656	82.34
6	1	400,000	0.08	6.500	641	45.98
12	118	26,677,252	5.10	6.582	669	80.58
20	1	55,868	0.01	7.250	603	80.00
24	1,589	289,691,037	55.41	6.353	660	81.00
36	711	112,464,642	21.51	6.503	663	81.06
42	1	277,000	0.05	6.000	672	80.00
48	21	3,009,894	0.58	6.340	641	83.59
60	1	142,866	0.03	6.875	645	80.00
Total:	**3,201**	**522,792,584**	**100.00**	**6.524**	**660**	**81.21**

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY – GROUP I POOL

Number of Mortgage Loans:	2,050	Index Type:	
Aggregate Principal Balance:	$257,283,717	6 Month LIBOR:	88.81%
Conforming Principal Balance Loans:	$257,283,717	Fixed Rate:	11.19%
Average Principal Balance:	$125,504	W.A. Initial Periodic Cap:	3.042%
Range:	$11,978 - $364,000	W.A. Subsequent Periodic Cap:	1.013%
W.A. Coupon:	6.716%	W.A. Lifetime Rate Cap:	6.000%
Range:	4.750% - 12.500%	Property Type:	
W.A. Gross Margin:	4.701%	Single Family:	52.03%
Range:	0.250% - 9.500%	PUD:	36.88%
W.A. Remaining Term:	347 months	Condo:	9.31%
Range:	115 months - 358 months	2-4 Family:	1.63%
W.A. Seasoning:	5 months	Modular:	0.13%
Latest Maturity Date:	August 1, 2035	Townhouse:	0.03%
State Concentration (Top 5):		Occupancy Status:	
California:	15.92%	Primary:	96.15%
Texas:	11.03%	Investment:	2.90%
Arizona:	7.67%	Second Home:	0.95%
Colorado:	7.13%	Documentation Status:	
Minnesota:	5.71%	Full:	86.61%
W.A. Original Combined LTV:	81.39%	Limited:	12.96%
Range:	20.00% - 100.00%	None:	0.43%
First Liens:	95.47%	Non-Zero W.A. Prepayment Penalty – Term (months):	27
Second Liens:	4.53%	Loans with Prepay Penalties:	79.37%
Non-Balloon Loans:	95.63%	Interest Only Loans	56.92%
Non-Zero W.A. FICO Score:	649		

DESCRIPTION OF THE GROUP I COLLATERAL

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 10 Year	1	21,266	0.01	10.250	609	100.00
Fixed - 15 Year	2	117,479	0.05	8.097	599	86.43
Fixed - 20 Year	16	518,886	0.20	9.431	666	100.00
Fixed - 30 Year	137	16,825,772	6.54	6.999	659	80.12
Fixed - 30 Year IO	1	48,200	0.02	8.375	717	90.00
Balloon - 10/30	1	20,943	0.01	9.125	653	100.00
Balloon - 15/30	315	10,594,681	4.12	9.363	659	99.24
Balloon - 20/30	18	631,036	0.25	9.284	648	99.77
ARM - 6 Month	1	92,565	0.04	6.375	691	54.39
ARM - 6 Month IO	3	548,079	0.21	6.611	591	77.14
ARM - 1 Year/6 Month	3	453,679	0.18	7.903	613	77.09
ARM - 2 Year/6 Month	529	59,752,882	23.22	6.850	631	80.96
ARM - 2 Year/6 Month IO	539	93,715,961	36.43	6.353	653	80.04
ARM - 3 Year/6 Month	154	19,958,720	7.76	6.997	637	80.91
ARM - 3 Year/6 Month IO	241	41,240,618	16.03	6.500	657	81.45
ARM - 5 Year/6 Month	17	1,840,765	0.72	6.361	660	78.92
ARM - 5 Year/6 Month IO	72	10,902,186	4.24	6.113	686	79.45
Total:	**2,050**	**257,283,717**	**100.00**	**6.716**	**649**	**81.39**

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	350	11,113,089	4.32	9.304	653	97.56
50,000.01 - 100,000.00	437	34,175,172	13.28	7.316	635	82.55
100,000.01 - 150,000.00	635	78,360,146	30.46	6.580	646	81.06
150,000.01 - 200,000.00	337	57,972,290	22.53	6.521	651	79.88
200,000.01 - 250,000.00	151	33,843,752	13.15	6.364	656	79.60
250,000.01 - 300,000.00	77	21,085,024	8.20	6.509	650	80.03
300,000.01 - 350,000.00	54	17,520,312	6.81	6.155	664	80.23
350,000.01 - 400,000.00	9	3,213,932	1.25	6.387	648	82.11
Total:	**2,050**	**257,283,717**	**100.00**	**6.716**	**649**	**81.39**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	350	11,113,089	4.32	9.304	653	97.56
50,000.01 - 100,000.00	439	34,374,788	13.36	7.312	635	82.47
100,000.01 - 150,000.00	635	78,460,084	30.50	6.582	646	81.12
150,000.01 - 200,000.00	336	57,872,393	22.49	6.517	651	79.85
200,000.01 - 250,000.00	152	34,142,773	13.27	6.358	657	79.61
250,000.01 - 300,000.00	76	20,884,247	8.12	6.531	651	79.92
300,000.01 - 350,000.00	53	17,222,412	6.69	6.141	663	80.37
350,000.01 - 400,000.00	9	3,213,932	1.25	6.387	648	82.11
Total:	**2,050**	**257,283,717**	**100.00**	**6.716**	**649**	**81.39**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
61 - 120	2	42,210	0.02	9.692	631	100.00
121 - 180	317	10,712,160	4.16	9.349	658	99.10
181 - 240	34	1,149,922	0.45	9.351	656	99.87
301 - 360	1,697	245,379,426	95.37	6.589	649	80.52
Total:	**2,050**	**257,283,717**	**100.00**	**6.716**	**649**	**81.39**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	8	1,422,630	0.55	4.847	665	81.53
5.000 - 5.499	76	12,992,616	5.05	5.259	678	79.64
5.500 - 5.999	310	52,471,049	20.39	5.733	672	79.49
6.000 - 6.499	383	58,449,443	22.72	6.176	656	79.34
6.500 - 6.999	376	54,318,151	21.11	6.679	648	79.17
7.000 - 7.499	178	23,954,060	9.31	7.177	626	80.21
7.500 - 7.999	173	20,321,987	7.90	7.699	628	82.78
8.000 - 8.499	100	9,048,611	3.52	8.164	626	85.95
8.500 - 8.999	126	9,285,588	3.61	8.631	622	90.26
9.000 - 9.499	99	6,163,969	2.40	9.182	616	95.18
9.500 - 9.999	98	5,139,314	2.00	9.667	617	98.27
10.000 - 10.499	62	2,090,247	0.81	10.219	614	99.51
10.500 - 10.999	39	1,129,767	0.44	10.708	610	99.19
11.500 - 11.999	3	52,611	0.02	11.990	595	100.00
12.000 - 12.499	7	145,598	0.06	12.000	593	99.99
12.500 - 12.999	12	298,075	0.12	12.500	588	100.00
Total:	**2,050**	**257,283,717**	**100.00**	**6.716**	**649**	**81.39**

DESCRIPTION OF THE GROUP I COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	17	2,289,154	0.89	6.946	661	42.70
50.01 - 55.00	7	787,124	0.31	6.832	642	52.88
55.01 - 60.00	18	2,636,411	1.02	6.650	635	58.45
60.01 - 65.00	16	2,514,159	0.98	6.868	608	62.76
65.01 - 70.00	25	3,593,110	1.40	7.106	619	68.31
70.01 - 75.00	43	7,291,879	2.83	7.209	626	73.69
75.01 - 80.00	1,311	191,329,574	74.37	6.316	654	79.94
80.01 - 85.00	51	7,995,201	3.11	7.267	617	84.46
85.01 - 90.00	75	11,581,786	4.50	7.370	643	89.32
90.01 - 95.00	51	4,716,567	1.83	8.061	645	94.85
95.01 - 100.00	436	22,548,753	8.76	9.044	641	99.95
Total:	**2,050**	**257,283,717**	**100.00**	**6.716**	**649**	**81.39**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
500 - 524	2	365,291	0.14	7.481	513	84.05
525 - 549	13	2,039,582	0.79	8.110	544	71.83
550 - 574	47	6,316,896	2.46	7.834	565	77.57
575 - 599	244	27,062,042	10.52	7.648	589	82.19
600 - 624	504	61,458,261	23.89	6.886	611	82.21
625 - 649	379	45,558,410	17.71	6.596	637	81.25
650 - 674	332	42,969,376	16.70	6.465	661	81.43
675 - 699	209	27,405,296	10.65	6.471	686	80.93
700 - 724	136	19,000,934	7.39	6.214	709	81.34
725 - 749	91	12,154,454	4.72	6.157	735	80.91
750 - 774	64	8,987,381	3.49	6.224	760	81.50
775 - 799	25	3,517,651	1.37	6.233	784	81.07
800 - 824	4	448,144	0.17	6.019	802	67.60
Total:	**2,050**	**257,283,717**	**100.00**	**6.716**	**649**	**81.39**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	194	40,949,496	15.92	6.305	658	77.95
Texas	275	28,375,216	11.03	6.415	645	81.02
Arizona	162	19,740,900	7.67	6.649	649	80.17
Colorado	128	18,344,277	7.13	6.259	655	80.28
Minnesota	108	14,682,690	5.71	6.386	659	81.63
Georgia	117	14,435,877	5.61	6.972	651	84.65
Wisconsin	139	11,737,464	4.56	7.215	638	82.13
Maryland	65	11,508,239	4.47	6.909	663	79.52
Nevada	65	10,670,364	4.15	6.539	659	82.09
Florida	89	10,623,103	4.13	6.699	661	82.79
North Carolina	91	9,304,086	3.62	7.073	637	82.05
Washington	62	9,062,417	3.52	6.259	668	81.38
Oregon	42	5,619,622	2.18	6.249	652	80.34
South Carolina	62	5,447,703	2.12	7.238	633	81.50
Illinois	39	5,188,529	2.02	7.252	634	81.98
Indiana	65	4,910,017	1.91	7.973	613	88.02
Virginia	23	4,658,055	1.81	6.833	667	80.11
Ohio	50	4,355,988	1.69	8.278	610	89.50
Kentucky	37	3,727,754	1.45	7.221	617	81.81
Utah	27	3,266,620	1.27	6.620	659	81.76
Tennessee	34	2,852,262	1.11	7.726	628	86.72
New Mexico	23	2,193,588	0.85	6.997	624	80.96
Michigan	22	2,148,907	0.84	8.089	621	87.21
Iowa	21	1,911,677	0.74	7.097	629	82.26
Alabama	17	1,838,391	0.71	7.226	616	85.12

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Missouri	22	1,837,939	0.71	7.316	632	86.01
New York	5	1,353,750	0.53	6.522	636	81.65
Pennsylvania	13	1,228,458	0.48	7.672	631	84.99
Connecticut	4	692,600	0.27	6.699	642	78.89
Idaho	8	631,957	0.25	6.946	679	85.31
New Jersey	4	567,854	0.22	7.392	653	89.32
Kansas	5	539,112	0.21	8.990	627	94.52
Louisiana	6	531,734	0.21	7.845	660	93.38
District of Columbia	1	343,745	0.13	6.625	596	80.00
Mississippi	8	340,640	0.13	8.449	662	96.59
Nebraska	4	319,389	0.12	6.675	629	80.93
Montana	2	299,250	0.12	6.366	635	74.62
Hawaii	1	249,923	0.10	5.875	754	80.00
South Dakota	3	245,891	0.10	7.498	638	90.88
New Hampshire	1	164,293	0.06	7.250	611	66.80
Arkansas	3	138,719	0.05	6.876	719	86.60
Oklahoma	1	102,586	0.04	6.000	625	80.00
Delaware	1	82,725	0.03	8.000	575	70.00
West Virginia	1	59,908	0.02	7.375	568	46.15
Total:	**2,050**	**257,283,717**	**100.00**	**6.716**	**649**	**81.39**

[TPW: NYLEGAL:388588.1] 17988-00000 10/16/2005 06:53 PM

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	1,984	247,370,883	96.15	6.700	647	81.39
Investment	51	7,460,469	2.90	7.210	696	80.83
Second Home	15	2,452,364	0.95	6.857	684	82.67
Total:	**2,050**	**257,283,717**	**100.00**	**6.716**	**649**	**81.39**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	1,802	222,835,154	86.61	6.719	643	81.79
Limited Documentation	239	33,340,210	12.96	6.684	690	79.23
No Documentation	9	1,108,353	0.43	7.181	719	66.07
Total:	**2,050**	**257,283,717**	**100.00**	**6.716**	**649**	**81.39**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	1,539	181,761,124	70.65	6.608	654	82.08
Refinance - Cashout	363	57,549,457	22.37	6.992	636	79.32
Refinance - Rate Term	148	17,973,136	6.99	6.932	637	81.00
Total:	**2,050**	**257,283,717**	**100.00**	**6.716**	**649**	**81.39**

DESCRIPTION OF THE GROUP I COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	1,127	133,854,987	52.03	6.948	642	81.57
PUD	703	94,874,610	36.88	6.450	653	81.19
Condo	181	23,940,596	9.31	6.382	671	81.12
2-4 Family	36	4,194,964	1.63	7.109	658	81.59
Modular	2	344,738	0.13	8.448	593	82.94
Townhouse	1	73,821	0.03	7.125	635	80.00
Total:	**2,050**	**257,283,717**	**100.00**	**6.716**	**649**	**81.39**

DESCRIPTION OF THE GROUP I COLLATERAL

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
October 2005	1	153,829	0.07	5.990	626	95.00
November 2005	2	379,565	0.17	6.942	578	67.79
December 2005	1	107,250	0.05	6.125	674	65.00
May 2006	2	298,190	0.13	7.852	606	83.40
June 2006	1	155,489	0.07	8.000	628	65.00
January 2007	2	423,301	0.19	6.829	633	86.58
February 2007	10	1,400,698	0.61	7.042	617	78.22
March 2007	23	3,123,766	1.37	6.931	648	82.74
April 2007	228	33,428,667	14.63	6.377	647	80.66
May 2007	218	30,840,563	13.50	6.543	647	80.80
June 2007	318	46,155,813	20.20	6.566	641	79.91
July 2007	247	35,277,618	15.44	6.569	646	80.19
August 2007	22	2,818,417	1.23	7.279	623	81.11
November 2007	1	77,501	0.03	6.640	664	80.00
February 2008	1	120,000	0.05	7.375	591	80.00
March 2008	7	1,071,863	0.47	6.909	684	87.86
April 2008	81	13,725,677	6.01	6.669	647	82.58
May 2008	114	16,988,990	7.43	6.527	661	80.43
June 2008	121	18,446,790	8.07	6.794	642	81.20
July 2008	69	10,630,920	4.65	6.605	648	80.44
August 2008	1	137,597	0.06	6.875	659	80.00
April 2010	13	1,791,114	0.78	6.075	675	80.21
May 2010	27	4,177,322	1.83	6.176	690	79.30
June 2010	26	3,413,239	1.49	6.104	672	78.79
July 2010	21	3,096,918	1.36	6.146	688	79.85
August 2010	2	264,357	0.12	6.824	689	76.99
Total:	**1,559**	**228,505,454**	**100.00**	**6.558**	**648**	**80.55**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.000 - 0.499	1	134,900	0.06	8.375	620	100.00
2.500 - 2.999	1	268,000	0.12	6.750	753	80.00
3.500 - 3.999	39	5,913,506	2.59	6.799	625	57.41
4.000 - 4.499	1,151	175,569,397	76.83	6.292	652	79.57
4.500 - 4.999	20	3,281,529	1.44	6.082	662	79.85
5.000 - 5.499	51	7,028,756	3.08	7.146	632	83.97
5.500 - 5.999	91	12,459,075	5.45	7.151	641	85.89
6.000 - 6.499	89	9,986,782	4.37	8.195	627	93.33
6.500 - 6.999	33	4,082,521	1.79	7.350	635	82.51
7.000 - 7.499	34	4,634,706	2.03	7.736	643	87.86
7.500 - 7.999	23	2,888,323	1.26	8.169	628	92.60
8.000 - 8.499	13	1,183,592	0.52	8.554	635	81.37
8.500 - 8.999	9	797,195	0.35	9.223	594	92.02
9.000 - 9.499	3	195,472	0.09	9.694	613	97.66
9.500 - 9.999	1	81,700	0.04	10.500	592	95.00
Total:	**1,559**	**228,505,454**	**100.00**	**6.558**	**648**	**80.55**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.500 - 10.999	7	1,205,160	0.53	4.837	650	80.00
11.000 - 11.499	75	12,887,338	5.64	5.259	678	79.63
11.500 - 11.999	300	50,969,458	22.31	5.734	671	79.50
12.000 - 12.499	357	55,092,716	24.11	6.173	654	79.35
12.500 - 12.999	339	49,213,392	21.54	6.678	646	79.37
13.000 - 13.499	164	22,145,023	9.69	7.178	626	80.33
13.500 - 13.999	133	17,492,478	7.66	7.688	622	82.31
14.000 - 14.499	58	6,790,612	2.97	8.158	606	84.29
14.500 - 14.999	55	5,999,938	2.63	8.644	597	86.73
15.000 - 15.499	40	3,956,945	1.73	9.214	600	94.59
15.500 - 15.999	25	2,338,486	1.02	9.653	596	97.82
16.000 - 16.499	5	332,209	0.15	10.156	584	98.62
16.500 - 16.999	1	81,700	0.04	10.500	592	95.00
Total:	**1,559**	**228,505,454**	**100.00**	**6.558**	**648**	**80.55**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.000 - 0.499	5	782,641	0.34	7.860	665	89.64
4.000 - 4.499	2	385,668	0.17	7.329	608	76.36
4.500 - 4.999	7	1,205,160	0.53	4.837	650	80.00
5.000 - 5.499	76	12,964,839	5.67	5.267	678	79.64
5.500 - 5.999	302	51,416,813	22.50	5.741	671	79.49
6.000 - 6.499	360	55,662,906	24.36	6.178	654	79.38
6.500 - 6.999	330	47,770,426	20.91	6.676	646	79.24
7.000 - 7.499	172	23,266,949	10.18	7.197	628	80.71
7.500 - 7.999	124	16,125,291	7.06	7.696	619	82.41
8.000 - 8.499	56	6,377,199	2.79	8.170	605	83.46
8.500 - 8.999	53	5,780,245	2.53	8.648	596	86.23
9.000 - 9.499	40	3,956,945	1.73	9.214	600	94.59
9.500 - 9.999	26	2,396,462	1.05	9.658	596	97.87
10.000 - 10.499	5	332,209	0.15	10.156	584	98.62
10.500 - 10.999	1	81,700	0.04	10.500	592	95.00
Total:	**1,559**	**228,505,454**	**100.00**	**6.558**	**648**	**80.55**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	22	2,687,508	1.18	6.595	656	80.10
1.500	1	208,000	0.09	5.950	624	80.00
2.000	4	560,929	0.25	7.563	625	74.78
3.000	1,504	219,763,860	96.17	6.548	647	80.53
6.000	28	5,285,157	2.31	6.894	667	82.41
Total:	**1,559**	**228,505,454**	**100.00**	**6.558**	**648**	**80.55**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.000	6	1,315,987	0.58	6.775	672	85.06
1.000	1,533	224,869,275	98.41	6.557	647	80.52
1.500	2	285,501	0.12	6.137	635	80.00
3.000	18	2,034,690	0.89	6.597	672	81.27
Total:	**1,559**	**228,505,454**	**100.00**	**6.558**	**648**	**80.55**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.000 - 3.499	1	57,976	0.03	9.875	621	100.00
6.000 - 6.499	1,557	228,239,478	99.88	6.558	648	80.55
7.000 - 7.499	1	208,000	0.09	5.950	624	80.00
Total:	**1,559**	**228,505,454**	**100.00**	**6.558**	**648**	**80.55**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	551	53,070,203	20.63	7.250	645	82.23
12	56	8,165,699	3.17	7.129	638	81.07
20	1	55,868	0.02	7.250	603	80.00
24	947	128,980,040	50.13	6.512	648	81.12
36	495	67,011,906	26.05	6.637	657	81.27
Total:	**2,050**	**257,283,717**	**100.00**	**6.716**	**649**	**81.39**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY – GROUP II POOL			
Number of Mortgage Loans:	1,151	Index Type:	
Aggregate Principal Balance:	$265,508,867	6 Month LIBOR:	88.80%
Conforming Principal Balance Loans:	$142,888,438	Fixed Rate:	11.20%
Average Principal Balance:	$230,677	W.A. Initial Periodic Cap:	2.987%
Range:	$16,260 - $899,580	W.A. Subsequent Periodic Cap	1.013%
W.A. Coupon:	6.338%	W.A. Lifetime Rate Cap	5.999%
Range:	4.375% - 12.500%	Property Type:	
W.A. Gross Margin:	4.523%	Single Family:	48.15%
Range:	2.250% - 8.750%	PUD:	40.15%
W.A. Remaining Term:	345 months	Condo:	10.60%
Range:	115 months - 358 months	2-4 Family:	1.04%
W.A. Seasoning:	4 months	Townhouse:	0.06%
Latest Maturity Date:	August 1 ,2035	Modular:	0.00%
State Concentration (Top 5):		Occupancy Status:	
California:	54.80%	Primary:	99.66%
Texas:	8.30%	Investment:	0.20%
Arizona	7.27%	Second Home:	0.14%
Nevada:	6.29%	Documentation Status:	
Florida:	4.26%	Full:	67.30%
W.A. Original Combined LTV:	81.03%	Limited:	31.75%
Range:	24.53% - 100.00%	None:	0.96%
First Liens:	94.08%	Non-Zero W.A. Prepayment Penalty – Term (months):	26
Second Liens:	5.92%	Loans with Prepay Penalties:	86.06%
Non-Balloon Loans:	94.30%	Interest Only Loans	71.43%
Non-Zero W.A. FICO Score:	671		

DESCRIPTION OF THE GROUP II COLLATERAL

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 20 Year	7	583,525	0.22	8.600	688	100.00
Fixed - 30 Year	70	14,028,476	5.28	6.680	667	80.18
Balloon - 10/30	1	82,933	0.03	9.250	670	100.00
Balloon - 15/30	217	14,010,351	5.28	9.156	676	99.55
Balloon - 20/30	15	1,030,047	0.39	8.952	689	98.88
ARM - 6 Month IO	5	1,134,212	0.43	6.001	672	82.14
ARM - 2 Year/6 Month	180	35,691,013	13.44	6.435	659	80.56
ARM - 2 Year/6 Month IO	450	145,914,522	54.96	6.070	670	79.65
ARM - 3 Year/6 Month	49	8,019,036	3.02	6.748	659	81.86
ARM - 3 Year/6 Month IO	98	26,478,071	9.97	6.013	676	79.84
ARM - 5 Year/6 Month	12	2,418,195	0.91	5.841	668	78.51
ARM - 5 Year/6 Month IO	47	16,118,487	6.07	5.966	703	79.17
Total:	**1,151**	**265,508,867**	**100.00**	**6.338**	**671**	**81.03**

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	86	3,110,924	1.17	9.428	673	98.56
50,000.01 - 100,000.00	160	11,912,324	4.49	8.639	666	94.61
100,000.01 - 150,000.00	186	23,258,438	8.76	6.852	665	83.09
150,000.01 - 200,000.00	165	28,629,267	10.78	6.374	668	80.92
200,000.01 - 250,000.00	109	24,124,828	9.09	6.311	665	80.63
250,000.01 - 300,000.00	107	29,407,850	11.08	6.263	653	80.39
300,000.01 - 350,000.00	82	26,508,888	9.98	6.062	680	81.20
350,000.01 - 400,000.00	96	36,032,617	13.57	6.081	670	79.78
400,000.01 - 450,000.00	65	27,666,090	10.42	6.010	676	80.70
450,000.01 - 500,000.00	27	12,882,734	4.85	5.998	682	79.87
500,000.01 - 550,000.00	25	13,111,089	4.94	5.841	688	80.49
550,000.01 - 600,000.00	17	9,770,163	3.68	5.799	679	77.17
600,000.01 - 650,000.00	10	6,288,526	2.37	5.994	681	78.24
650,000.01 - 700,000.00	1	671,931	0.25	6.375	655	80.00
700,000.01 - 750,000.00	5	3,671,059	1.38	6.230	673	77.43
750,000.01 - 800,000.00	3	2,326,487	0.88	6.329	710	75.90
800,000.01 - 850,000.00	2	1,695,000	0.64	6.249	646	58.95
850,000.01 - 900,000.00	5	4,440,653	1.67	5.750	696	71.50
Total:	**1,151**	**265,508,867**	**100.00**	**6.338**	**671**	**81.03**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	86	3,110,924	1.17	9.428	673	98.56
50,000.01 - 100,000.00	163	12,211,433	4.60	8.597	666	94.42
100,000.01 - 150,000.00	185	23,258,601	8.76	6.846	664	83.01
150,000.01 - 200,000.00	163	28,329,997	10.67	6.374	669	80.93
200,000.01 - 250,000.00	109	24,124,828	9.09	6.311	665	80.63
250,000.01 - 300,000.00	107	29,407,850	11.08	6.263	653	80.39
300,000.01 - 350,000.00	82	26,508,888	9.98	6.062	680	81.20
350,000.01 - 400,000.00	96	36,032,617	13.57	6.081	670	79.78
400,000.01 - 450,000.00	65	27,666,090	10.42	6.010	676	80.70
450,000.01 - 500,000.00	27	12,882,734	4.85	5.998	682	79.87
500,000.01 - 550,000.00	25	13,111,089	4.94	5.841	688	80.49
550,000.01 - 600,000.00	17	9,770,163	3.68	5.799	679	77.17
600,000.01 - 650,000.00	10	6,288,526	2.37	5.994	681	78.24
650,000.01 - 700,000.00	1	671,931	0.25	6.375	655	80.00
700,000.01 - 750,000.00	5	3,671,059	1.38	6.230	673	77.43
750,000.01 - 800,000.00	3	2,326,487	0.88	6.329	710	75.90
800,000.01 - 850,000.00	2	1,695,000	0.64	6.249	646	58.95
850,000.01 - 900,000.00	5	4,440,653	1.67	5.750	696	71.50
Total:	**1,151**	**265,508,867**	**100.00**	**6.338**	**671**	**81.03**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
61 - 120	1	82,933	0.03	9.250	670	100.00
121 - 180	217	14,010,351	5.28	9.156	676	99.55
181 - 240	22	1,613,572	0.61	8.825	688	99.29
301 - 360	911	249,802,012	94.08	6.163	671	79.87
Total:	**1,151**	**265,508,867**	**100.00**	**6.338**	**671**	**81.03**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.000 - 4.499	1	316,000	0.12	4.375	623	80.00
4.500 - 4.999	15	5,452,038	2.05	4.760	702	79.15
5.000 - 5.499	86	27,638,136	10.41	5.233	692	79.73
5.500 - 5.999	255	79,422,533	29.91	5.720	689	79.45
6.000 - 6.499	229	64,648,434	24.35	6.200	669	79.49
6.500 - 6.999	190	41,910,276	15.78	6.675	650	78.87
7.000 - 7.499	66	16,076,741	6.06	7.144	642	80.77
7.500 - 7.999	53	8,890,976	3.35	7.693	655	86.55
8.000 - 8.499	38	4,733,492	1.78	8.164	641	89.01
8.500 - 8.999	69	6,021,195	2.27	8.620	672	96.70
9.000 - 9.499	55	4,094,537	1.54	9.161	661	98.94
9.500 - 9.999	34	2,837,090	1.07	9.722	632	99.53
10.000 - 10.499	31	1,776,976	0.67	10.200	611	97.24
10.500 - 10.999	15	888,300	0.33	10.671	633	98.96
11.000 - 11.499	3	213,643	0.08	11.047	615	98.13
11.500 - 11.999	3	188,818	0.07	11.823	589	97.06
12.000 - 12.499	3	181,328	0.07	12.000	586	100.00
12.500 - 12.999	5	218,356	0.08	12.500	589	100.00
Total:	**1,151**	**265,508,867**	**100.00**	**6.338**	**671**	**81.03**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	5	1,376,439	0.52	6.540	625	44.23
50.01 - 55.00	1	845,000	0.32	6.625	630	52.48
55.01 - 60.00	1	99,693	0.04	7.375	584	57.09
60.01 - 65.00	4	2,132,629	0.80	6.112	623	64.74
65.01 - 70.00	11	5,675,779	2.14	6.395	647	67.50
70.01 - 75.00	10	4,651,786	1.75	5.839	696	74.72
75.01 - 80.00	816	218,185,321	82.18	6.060	674	79.97
80.01 - 85.00	12	4,156,658	1.57	6.828	643	83.60
85.01 - 90.00	33	7,875,094	2.97	7.272	644	89.72
90.01 - 95.00	27	3,486,323	1.31	8.139	648	94.75
95.01 - 100.00	231	17,024,145	6.41	9.093	673	100.00
Total:	**1,151**	**265,508,867**	**100.00**	**6.338**	**671**	**81.03**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
525 - 549	4	1,181,631	0.45	8.523	544	81.18
550 - 574	7	1,606,792	0.61	7.037	565	79.10
575 - 599	83	15,224,018	5.73	7.432	590	80.53
600 - 624	175	35,512,292	13.38	6.548	612	81.54
625 - 649	163	40,354,905	15.20	6.470	636	80.34
650 - 674	201	49,317,853	18.57	6.274	663	80.73
675 - 699	225	52,615,311	19.82	6.269	686	81.30
700 - 724	125	27,658,969	10.42	5.995	712	81.43
725 - 749	76	17,326,867	6.53	5.995	738	81.14
750 - 774	55	16,512,275	6.22	5.867	760	80.75
775 - 799	29	6,002,893	2.26	6.023	781	82.13
800 - 824	8	2,195,062	0.83	5.791	810	84.03
Total:	**1,151**	**265,508,867**	**100.00**	**6.338**	**671**	**81.03**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	485	145,499,923	54.80	6.091	681	80.88
Texas	165	22,026,236	8.30	6.479	663	81.17
Arizona	96	19,292,908	7.27	6.566	665	81.08
Nevada	69	16,703,870	6.29	6.378	666	80.34
Florida	65	11,304,350	4.26	6.630	672	82.05
Maryland	18	5,348,676	2.01	7.067	660	77.95
Georgia	30	4,445,288	1.67	6.909	656	82.33
Colorado	23	4,285,298	1.61	6.380	642	79.60
Minnesota	14	3,652,638	1.38	6.480	686	81.30
Ohio	25	3,436,325	1.29	6.311	642	83.33
North Carolina	17	2,944,075	1.11	6.884	656	82.34
Oregon	14	2,807,569	1.06	6.226	663	81.05
Virginia	10	2,740,181	1.03	6.522	652	72.00
Illinois	11	2,105,931	0.79	6.666	678	82.62
Washington	10	2,095,617	0.79	5.874	645	79.69
Wisconsin	14	2,054,558	0.77	7.127	682	83.45
Indiana	11	1,984,372	0.75	7.510	631	84.37
New York	5	1,675,020	0.63	6.966	634	81.15
South Carolina	10	1,549,347	0.58	7.331	616	84.95
New Mexico	9	1,328,536	0.50	7.478	649	87.56
Utah	6	1,292,251	0.49	6.951	627	77.38
Hawaii	4	1,103,872	0.42	6.909	638	85.91
New Jersey	4	940,541	0.35	8.006	612	87.06
Kentucky	6	870,473	0.33	6.567	613	83.36
Alabama	7	701,774	0.26	6.882	691	81.32

*Geographic Distribution continued on the next page

[TPW: NYLEGAL:388588.1] 17988-00000 10/16/2005 06:53 PM

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Missouri	4	662,539	0.25	6.984	630	83.87
Tennessee	4	551,711	0.21	7.715	628	84.59
Michigan	5	511,330	0.19	8.008	629	88.28
Idaho	2	435,740	0.16	7.777	636	87.50
Connecticut	1	363,871	0.14	8.500	592	80.00
Arkansas	3	348,908	0.13	6.946	670	89.09
Pennsylvania	1	207,200	0.08	7.250	629	80.00
Louisiana	2	132,938	0.05	8.050	684	83.99
Delaware	1	105,000	0.04	8.375	582	70.00
Total:	**1,151**	**265,508,867**	**100.00**	**6.338**	**671**	**81.03**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	1,149	264,619,075	99.66	6.337	671	81.01
Investment	1	525,942	0.20	6.250	814	80.00
Second Home	1	363,850	0.14	7.250	686	95.00
Total:	**1,151**	**265,508,867**	**100.00**	**6.338**	**671**	**81.03**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	748	178,683,292	67.30	6.306	658	81.02
Limited Documentation	389	84,286,903	31.75	6.376	699	81.16
No Documentation	14	2,538,672	0.96	7.334	684	77.13
Total:	**1,151**	**265,508,867**	**100.00**	**6.338**	**671**	**81.03**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	1,101	244,305,634	92.01	6.318	674	81.51
Refinance - Cashout	38	15,917,175	5.99	6.593	641	75.86
Refinance - Rate Term	12	5,286,058	1.99	6.476	650	74.28
Total:	**1,151**	**265,508,867**	**100.00**	**6.338**	**671**	**81.03**

DESCRIPTION OF THE GROUP II COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	539	127,846,285	48.15	6.413	667	81.45
PUD	493	106,601,455	40.15	6.304	670	80.56
Condo	106	28,154,701	10.60	6.116	694	80.79
2-4 Family	11	2,753,648	1.04	6.335	664	82.10
Townhouse	2	152,779	0.06	7.949	610	84.00
Total:	**1,151**	**265,508,867**	**100.00**	**6.338**	**671**	**81.03**

DESCRIPTION OF THE GROUP II COLLATERAL

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
October 2005	1	161,500	0.07	7.000	673	95.00
November 2005	2	426,320	0.18	5.250	712	80.00
December 2005	1	119,992	0.05	6.000	740	80.00
January 2006	1	426,400	0.18	6.375	613	80.00
January 2007	1	600,000	0.25	6.375	628	83.33
February 2007	5	1,185,481	0.50	6.433	645	80.00
March 2007	17	4,865,278	2.06	6.149	630	80.10
April 2007	115	31,225,454	13.24	6.054	665	79.40
May 2007	131	36,945,514	15.67	6.126	665	80.00
June 2007	182	55,465,111	23.52	6.135	671	79.80
July 2007	167	47,645,453	20.21	6.169	674	79.97
August 2007	12	3,673,244	1.56	6.658	670	79.29
January 2008	1	240,000	0.10	6.625	739	80.00
February 2008	2	292,330	0.12	7.591	636	88.11
March 2008	7	1,731,389	0.73	6.838	643	75.87
April 2008	20	4,588,774	1.95	6.092	673	81.19
May 2008	33	8,517,855	3.61	5.980	708	79.83
June 2008	42	10,180,301	4.32	6.307	656	80.76
July 2008	39	8,530,504	3.62	6.061	663	79.99
August 2008	3	415,955	0.18	6.903	609	88.69
March 2010	1	431,998	0.18	6.250	707	80.00
April 2010	14	3,093,443	1.31	5.547	695	79.89
May 2010	14	4,667,344	1.98	6.226	698	77.10
June 2010	18	6,226,430	2.64	5.989	699	80.21
July 2010	12	4,117,467	1.75	5.849	700	78.93
Total:	**841**	**235,773,536**	**100.00**	**6.132**	**671**	**79.85**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.000 - 2.499	1	431,998	0.18	6.250	707	80.00
3.500 - 3.999	13	4,924,553	2.09	6.292	635	59.73
4.000 - 4.499	716	200,295,938	84.95	6.022	674	79.70
4.500 - 4.999	13	3,913,874	1.66	5.994	646	77.94
5.000 - 5.499	14	4,062,820	1.72	6.312	670	81.31
5.500 - 5.999	47	12,805,938	5.43	6.891	655	87.19
6.000 - 6.499	21	5,696,520	2.42	7.311	660	83.65
6.500 - 6.999	9	2,392,172	1.01	6.713	670	80.00
7.000 - 7.499	2	145,507	0.06	7.880	680	80.00
7.500 - 7.999	2	396,896	0.17	8.235	669	85.97
8.000 - 8.499	1	64,726	0.03	8.625	592	100.00
8.500 - 8.999	2	642,595	0.27	9.284	612	97.34
Total:	**841**	**235,773,536**	**100.00**	**6.132**	**671**	**79.85**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.000 - 10.499	1	316,000	0.13	4.375	623	80.00
10.500 - 10.999	15	5,452,038	2.31	4.760	702	79.15
11.000 - 11.499	87	28,070,134	11.91	5.248	692	79.73
11.500 - 11.999	250	78,392,543	33.25	5.719	689	79.45
12.000 - 12.499	202	59,059,969	25.05	6.196	668	79.44
12.500 - 12.999	166	37,898,990	16.07	6.671	649	78.90
13.000 - 13.499	55	13,614,910	5.77	7.119	637	80.48
13.500 - 13.999	27	5,635,612	2.39	7.678	644	83.82
14.000 - 14.499	14	2,825,508	1.20	8.181	611	83.26
14.500 - 14.999	11	2,242,117	0.95	8.523	600	89.41
15.000 - 15.499	7	1,110,229	0.47	9.239	608	96.66
15.500 - 15.999	3	786,787	0.33	9.673	601	100.00
16.000 - 16.499	2	312,943	0.13	10.270	553	85.58
16.500 - 16.999	1	55,757	0.02	10.625	692	90.00
Total:	**841**	**235,773,536**	**100.00**	**6.132**	**671**	**79.85**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.000 - 2.499	1	431,998	0.18	6.250	707	80.00
4.000 - 4.499	3	645,823	0.27	5.790	678	80.00
4.500 - 4.999	15	5,452,038	2.31	4.760	702	79.15
5.000 - 5.499	86	27,638,136	11.72	5.233	692	79.73
5.500 - 5.999	250	78,392,543	33.25	5.719	689	79.45
6.000 - 6.499	203	59,259,124	25.13	6.204	667	79.51
6.500 - 6.999	166	37,970,093	16.10	6.672	649	78.90
7.000 - 7.499	55	13,452,606	5.71	7.125	636	80.48
7.500 - 7.999	26	5,695,225	2.42	7.682	637	84.03
8.000 - 8.499	15	2,890,233	1.23	8.191	610	83.64
8.500 - 8.999	8	1,680,002	0.71	8.661	610	88.58
9.000 - 9.499	7	1,110,229	0.47	9.239	608	96.66
9.500 - 9.999	3	786,787	0.33	9.673	601	100.00
10.000 - 10.499	2	312,943	0.13	10.270	553	85.58
10.500 - 10.999	1	55,757	0.02	10.625	692	90.00
Total:	**841**	**235,773,536**	**100.00**	**6.132**	**671**	**79.85**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	14	2,834,035	1.20	6.247	670	80.85
1.500	1	298,235	0.13	7.650	546	84.66
3.000	822	231,477,068	98.18	6.126	671	79.83
5.000	1	431,998	0.18	6.250	707	80.00
6.000	3	732,200	0.31	6.818	681	80.00
Total:	**841**	**235,773,536**	**100.00**	**6.132**	**671**	**79.85**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.000	1	180,000	0.08	6.625	681	79.98
1.000	831	233,721,449	99.13	6.128	671	79.84
1.500	1	298,235	0.13	7.650	546	84.66
3.000	8	1,573,852	0.67	6.374	672	80.00
Total:	**841**	**235,773,536**	**100.00**	**6.132**	**671**	**79.85**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	1	431,998	0.18	6.250	707	80.00
6.000 - 6.499	839	235,043,303	99.69	6.130	671	79.84
7.000 - 7.499	1	298,235	0.13	7.650	546	84.66
Total:	**841**	**235,773,536**	**100.00**	**6.132**	**671**	**79.85**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	207	37,003,821	13.94	6.861	671	82.50
6	1	400,000	0.15	6.500	641	45.98
12	62	18,511,553	6.97	6.340	683	80.36
24	642	160,710,997	60.53	6.226	670	80.89
36	216	45,452,737	17.12	6.306	672	80.74
42	1	277,000	0.10	6.000	672	80.00
48	21	3,009,894	1.13	6.340	641	83.59
60	1	142,866	0.05	6.875	645	80.00
Total:	**1,151**	**265,508,867**	**100.00**	**6.338**	**671**	**81.03**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading

Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786
Adam Simms	212-250-8119

ABS Banking

Sue Valenti	212-250-3455
Rika Yano	212-250-6997

ABS Structuring

Bill Yeung	212-250-6893
Sudibyo Pradono	212-250-4777

ABS Collateral

Steve Lumer	212-250-0115
Andrew McDermott	212-250-3978